SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MATERIAL FACT

TAM S.A. (the “Company”) and LAN Airlines S.A. (“LAN”, and, together with the Company, the “Companies”), pursuant to the provisions of article 157 of Law no. 6.404 of December 15, 1976, as amended, and of the Instruction of the Comissão de Valores Mobiliários (“CVM”) no. 358/02, of January 3, 2002, as amended, hereby inform their shareholders and the market in general that the Public Exchange Offer of Shares for Delisting and Resulting Exit from Corporate Governance Level 2 at BM&FBovespa was successfully completed on this date. The Companies further inform that the shareholders agreement entered into on January 25, 2012, among LAN, TEP Chile S.A., Holdco I S.A. and the Company, regulating the exercise of the voting rights inherent to the shares of issuance of the Company owned by the parties, as well as matters related to the governance, management and operation of the Company, also became effective on this date. The agreement was filed in the Company’s headquarters and in CVM’s IPE system.

São Paulo, June 22, 2012.

Líbano Miranda Barroso

Chief Investor Relations Officer
TAM S.A.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.